[Lucas Energy, Inc. Letterhead]

August 16, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. H. Roger Schwall Ms. Anuja A. Majmudar

Re:	Lucas Energy, Inc. Registration Statement on Form S-1 Filed May 2, 2016 File No. 333-211066

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 24, 2016 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Lucas Energy, Inc. (the “Company”). Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 1 to the Form S-1 Registration Statement on Form S-3 (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement which was filed with the Commission on May 2, 2016.

We are filing the Amendment on Form S-3 because, with the filing of our Annual Report on Form 10-K on July 13, 2016, we regained eligibility to use Form S-3. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Registration Statement. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

General

1.	Please note that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until all issues concerning the outstanding comments on your preliminary proxy statement filed on April 15, 2016 have been resolved.

Securities and Exchange Commission

Response to Comment No. 1:

The Company respectfully advises the Staff that all comments relating to its proxy statement filed on April 15, 2016 have been resolved.

2.	We note that you are registering the resale of 5,000,000 shares. As indicated on page 4 of the Form S-1, you had 1,731,744 shares of common stock outstanding as of April 26, 2016. Given the size of the offering under this registration statement relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling stockholder, the transaction appears to be a primary offering. Revise the filing accordingly and indicate that Discover Growth Fund is an underwriter.

Response to Comment No. 2:

The Company advises the Staff that in December 2015, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with twenty-one separate sellers (the “Sellers”) for the acquisition of working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith as well as producing shale properties in Glasscock County, Texas (the “Acquisition”), pursuant to which the Company will issue 13,009,664 shares of Common Stock to the Sellers and 552,000 shares of Series B Preferred Stock to one of the Sellers (collectively, the “Acquisition Shares”). The Company advises the Staff that it expects to consummate the Acquisition shortly after its Special Meeting of Stockholders on August 23, 2016.

Immediately after the closing of the Acquisition, the Company will have 15,139,351 shares of Common Stock outstanding as a result of the equity consideration paid to the Sellers for the Acquisition. The Company will not request acceleration of effectiveness of the Registration Statement until after the closing of the Acquisition and the issuance of the Acquisition Shares. The Company respectfully submits that there is no need to reach the analysis requested by the Staff’s Comment because the registration of the 5,000,000 shares for resale will constitute less than one-third of the 15,139,351 shares of Common Stock that will be issued and outstanding immediately after the closing of the Acquisition. The Staff has in the past viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering.

Although the Company agrees that it will not request acceleration of effectiveness of the Amendment prior to the closing of the Acquisition, for the sake of expediency the Company respectfully requests that it be allowed to pre-effectively amend the Amendment immediately after the Acquisition closes in order to reflect the 15,139,351 shares of Common Stock that will be issued and outstanding at such date, and to request acceleration of effectiveness immediately thereafter.

Even if the Staff disagrees with the Company’s position stated above, for the reasons set forth below, the Company respectfully submits that (i) the offering to be registered pursuant to the Registration Statement is still a valid secondary offering and may be registered as contemplated by the Registration Statement, and (ii) Discover Growth Fund is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Securities and Exchange Commission

Rule 415 Analysis

The Staff has previously recognized the complexity of the analysis of certain transactions under Rule 415 and has set forth a detailed analysis of the relevant factors that should be examined in its Compliance and Disclosure Interpretation (the “C&DI”) 612.09:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements ... The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As C&DI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” Each of the relevant factors listed in C&DI 612.09 is discussed below. The Company respectfully submits that, based on a proper consideration of all of these factors, the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock can be registered for resale on behalf of Discover Growth Fund pursuant to Rule 415.

How Long the Selling Shareholders Have Held the Shares

The Company advises the Staff that Discover Growth Fund has now held the Debenture and First Warrant for nearly five (5) months, has not yet effected any conversion of such securities into shares of Common Stock.

The Circumstances under Which They Received the Shares

The Company respectfully submits that registration for resale of the 5,000,000 shares of Common Stock issuable upon conversion of the Debenture and First Warrant should not equate to intent to distribute by Discover Growth Fund. The Debenture and First Warrant issued pursuant to the Securities Purchase Agreement were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, Regulation S promulgated thereunder, and Rule 506 under Regulation D promulgated thereunder. There is no evidence that Discover Growth Fund had any plan to effect a distribution of all or a significant portion of the shares of Common Stock into which the Debenture and First Warrant are convertible at the time it acquired them nearly five (5) months ago. Accordingly, the Company respectfully submits that there is nothing about the circumstances of the Securities Purchase Agreement or the sale of the securities in the Securities Purchase Agreement that indicates that the transaction was anything other than a bona fide private placement of securities with a sophisticated institutional investor designed to meet the Company’s immediate and longer-term working capital requirements.

Securities and Exchange Commission

As an initial matter, the Company respectfully submits that there are a number of reasons why investors want the resale of shares registered other than to effect a distribution. For example, many investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether investors intend to dispose of their shares or to hold them for an indefinite period.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Discover Growth Fund does not utilize special selling efforts or selling methods, but instead effectuates sales of common stock solely through open market transactions via registered broker-dealers. Accordingly, the Company respectfully submits that the mere size of a potential offering does not make a proposed sale a “distribution” because special selling efforts and selling methods must be employed before an offering constitutes a distribution. There is no evidence that any special selling efforts or selling methods (e.g., road shows) have taken place or would take place to condition or “prime” the market for these shares of Common Stock.

Their Relationship to the Issuer

As disclosed in the Registration Statement, Discover Growth Fund had no relationship with the Company prior to its investment under the Securities Purchase Agreement, and has no current relationship other than as a passive investor holding the securities that have been issued to it. As indicated above, Discover Growth Fund is an institutional investor. The Company has no basis to believe that Discover Growth Fund does not have the ability to hold its shares of Common Stock for an indefinite period.

The Amount of Shares Involved

As discussed at the beginning of the Company’s response to this Comment, the registration of the 5,000,000 shares for resale constitutes less than one-third of the 15,139,351 shares of Common Stock that will be issued and outstanding immediately after the closing of the Acquisition. In addition, the Company notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying the Rule 415 analysis.

Securities and Exchange Commission

The Company further advises the Staff that the First Warrant is not even exercisable until the Acquisition closes. Therefore, until such time, only the Debenture is convertible, and the total number of shares of Common Stock underlying the Debenture (527,000 shares based on the assumptions set forth in the Registration Statement) represents less than one-third of the Company’s currently outstanding 1,739,397 shares of Common Stock.

The Company does not believe that the Securities Purchase Agreement should raise concerns about a “disguised” primary offering based on the number of shares of Common Stock being registered. The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering, generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering.

In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that Discover Growth Fund is seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an illegal distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when an investor buys a large stake in a small public company, it can be extremely difficult for them to exit the position quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small public company — like the Company — with a limited trading volume.

In addition, limiting the number of shares being registered does not effect any significant change in the circumstances of a proposed offering, the investment intent of Discover Growth Fund or the ability of such investor to effect a distribution if, in fact, that was its intent. In the present circumstances, the Company does not believe that Discover Growth Fund looked to acquire a specific percentage of the Company and then calculated their investment amount based on a desired level of ownership. Instead, the Company believes that Discover Growth Fund evaluated an investment in the Company on the basis of the business purpose for the Securities Purchase Agreement and whether they believed the Company’s proposed use of proceeds was rational and likely to produce an investment return.

Whether the Sellers Are in the Business of Underwriting Securities

The Company is advised that Discover Growth Fund is not in the business of underwriting securities, nor is it a registered broker-dealer or the affiliate of a registered-broker dealer. As described above, Discover Growth Fund is an institutional investor that buys and sells portfolio securities for its own account. In addition, Discover Growth Fund made extensive representations and warranties in the Securities Purchase Agreement. The Company has no basis to believe that those representations are untrue.

Securities and Exchange Commission

Whether Under All the Circumstances it appears that the Seller is Acting as a Conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that Discover Growth Fund is engaged in a distribution or acting as a conduit for the Company. In addition, Discover Growth Fund is not in the business of underwriting securities and there is no evidence to suggest that Discover Growth Fund is acting to effect a distribution of the shares of Common Stock.

There is no evidence that Discover Growth Fund purchased the Debenture or First Warrant to facilitate a continuous at-the-market offering on the part of the Company. Rather, the purpose of the financing was to provide the Company with cash necessary to continue as a going concern, to bridge its working capital needs until it can close the Acquisition and to provide working capital needed post-Acquisition. The Debenture and First Warrant were sold at a fixed price and Discover Growth Fund has borne the risks associated with ownership of such securities for five months already.

In these circumstances, the Company respectfully submits that the offering pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415.

Discover Growth Fund is not an Underwriter

Section 2(a)(11) of the Securities Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

The Company respectfully submits that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the Company believes that the issuance of securities pursuant to the Securities Purchase Agreement and the registration for resale of shares issuable thereunder is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant” and no “distribution” of securities is occurring or can reasonably be alleged to be contemplated.

Because there is no distribution of securities on behalf of an issuer, there is no underwriting and Discover Growth Fund is not properly characterized as an “underwriter” within the meaning of the Securities Act.

Conclusion

For all of the foregoing reasons, the Company respectfully submits that the registration for resale of the shares of Common Stock issuable upon conversion of the Debenture and First Warrant may proceed as a valid secondary offering on behalf of Discover Growth Fund. The Company notes that the shares of Common Stock underlying the First Warrant may not be issued unless and until the Acquisition closes, at which time the Company will have more than 15 million shares of Common Stock outstanding and the total number of shares registered on the Registration Statement will at that time represent less than one-third of the Company’s outstanding shares. Therefore, the Company does not believe that a potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective. Furthermore, the Company believes that Discover Growth Fund is not an “underwriter” under the Securities Act with respect to the offering contemplated by the Registration Statement.

Securities and Exchange Commission

3.	Finally, if this is a secondary offering, pursuant to Rule 415(a)(1)(iii), the shares being registered would have to be issuable upon conversion of outstanding warrants other securities. Given that issuance of Debenture, Series C Preferred Stock or Warrants appears to be contingent upon shareholder approval, tell us why you believe that the underlying shares being registered do not conflict with the requirements of Rule 415(a)(1)(iii).

Response to Comment No. 3:

For the reasons described in the Company’s response to Comment No. 2 above, it is the Company’s position that the offering under the Registration Statement is a secondary offering. Further, the Company respectfully notes that it already completed the Section 4(a)(2) exempt transaction pursuant to which the Debenture and First Warrant were sold and issued on April 6, 2016 under the Securities Purchase Agreement. As a result, Discover Growth Fund was at market risk at the time of filing the Registration Statement and is irrevocably bound to purchase a set number of securities for a set purchase price. The Debenture and First Warrant are each outstanding as of April 6, 2016 and the Company is only seeking at this time to register the shares of Common Stock issuable upon the conversion of such Debenture and First Warrant. As a clarification, the issuance of the Debenture and First Warrant are not contingent upon shareholder approval. The only shareholder approval condition is the one necessitated by the NYSE MKT rules that require shareholder approval to issue greater than 19.99% of a company’s outstanding Common Stock upon conversion of the Debenture or First Warrant. Such shareholder approval is a requirement of the NYSE MKT and is completely outside of the investor’s control, nor can the investor cause such shareholder approval not to be satisfied. In accordance with C&DI 116.19, this is not a condition that would cause the underlying shares of Common Stock being registered to conflict with the requirements of Rule 415(a)(1)(iii). Accordingly, this transaction was a valid “PIPE” transaction as described in C&DI 116.19.

As a further clarification, the Company is not registering at this time any Common Stock that would be issuable upon the conversion of the Series C Preferred Stock or Second Warrant. The Company has entered into a Stock Purchase Agreement pursuant to which such Series C Preferred Stock and Second Warrant will be issued after the closing of the Acquisition but, as noted in the Staff’s Comment No. 3, such Series C Preferred Stock and Second Warrant are not yet outstanding. If and when the Company seeks any registration for the resale of its Common Stock underlying such Series C Preferred Stock and Second Warrant it would do so under a separate registration statement.

Securities and Exchange Commission

Selling Stockholder, page 31

4.	Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by Discover Growth Fund. Please refer to Regulation SK Compliance and Disclosure Interpretations 140.02 and 240.04.

Response to Comment No. 4:

The Company notes the Staff’s Comment, and has amended the Registration Statement on page 31 of the Amendment to disclose that David Sims, Director of Discover Growth Fund, exercises sole voting and or dispositive powers over the securities held by Discover Growth Fund.

Exhibits

5.	We note that you incorporate by reference your form of Securities Purchase Agreement listed as Exhibit 10.47 and form of Stock Purchase Agreement listed as Exhibit 10.48 to your Form 8-K filed April 7, 2016 (File No. 001-32508). Please file the executed version of the agreement as an exhibit. Refer to Instruction 1 to Item 601 of Regulation S-K.

Response to Comment No. 5:

The Company notes the Staff’s Comment, and has amended the Registration Statement to include the executed versions of the Securities Purchase Agreement and Stock Purchase Agreement as Exhibit 4.11 and Exhibit 4.12, respectively, to the Amendment.

Signature Page

6.	Please include the signature of your principal accounting officer or controller. Please refer to Instruction 1 to Signatures on Form S-1.

Response to Comment No. 6:

The Company notes the Staff’s Comment, and has amended page II-8 of the Amendment to reflect that Anthony C. Schnur is the Company’s Principal Accounting Officer in addition to being the Company’s Principal Executive Officer and Principal Financial Officer.

*  *  *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Anthony C. Schnur at the Company at (713) 528-1881 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Securities and Exchange Commission

Thank you very much for your assistance in this matter.

Very truly yours,

LUCAS ENERGY, INC.

/s/ ANTHONY C. SCHNUR

Anthony C. Schnur
Chief Executive Officer

cc:	Parker Schweich, Esq.